                                              File No. 70-


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


             GRANITE STATE ELECTRIC COMPANY (Granite)
         MASSACHUSETTS ELECTRIC COMPANY (Mass. Electric)
              NANTUCKET ELECTRIC COMPANY (Nantucket)
         THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
           NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
       NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
              NEW ENGLAND ENERGY INCORPORATED (NEEI)
      NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
                          (Mass. Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
            NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)

                               and

                NEW ENGLAND ELECTRIC SYSTEM (NEES)

            (Names of companies filing this statement)

       25 Research Drive, Westborough, Massachusetts 01582
      407 Miracle Mile, Suite 1, Lebanon, NH 03766 (Granite)
       25 Fairgrounds Road, Nantucket, MA 02554 (Nantucket)
     280 Melrose Street, Providence, RI 02901 (Narragansett)
             (Address of principal executive offices)

                   NEW ENGLAND ELECTRIC SYSTEM

          (Name of top registered holding company parent of the participating companies herein)


Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)

Item 1.  Description of Proposed Transactions
---------------------------------------------

     This Application/Declaration relates to short-term borrowing by certain subsidiaries of NEES, for the period from November 1, 1997, through October 31, 2001. Mass. Electric, Nantucket, Narragansett, Mass. Hydro, NEP, and NEPSCO (the Borrowing Companies) seek authority to borrow money from the NEES Money Pool (the Money Pool), and/or banks, and/or in the cases of Mass. Electric, Narragansett, and NEP, to issue commercial paper, up to the maximum amounts requested herein. Granite, NEET, and NH Hydro may also borrow from the Money Pool; however, those companies have received express authorization for such borrowings from the Public Utility Commission of New Hampshire, the state in which such utility companies are organized and doing business. Each of the companies listed on the cover hereof, including NEES, (the Participating Companies) seeks authority to lend money in the Money Pool under the current terms of the Money Pool (approved by the Commission in its File No. 70-8675).

     The Borrowing Companies currently have authority through October 31, 1997, to borrow up to the amounts shown in the table below. Each of the Participating Companies currently has authority to participate as a lender in the Money Pool through October 31, 1997. See File No. 70-8679 for all of the Participating Companies other than Nantucket. Nantucket was authorized to become a member of the Money Pool pursuant to HCAR 35 - 26439, dated
December 27, 1995, in File No. 70-8675.

     During the period from November 1, 1997, through October 31, 2001, the Borrowing Companies request borrowing authority up to the maximum outstanding amounts shown below:

Borrowing Company                  Borrowing Authority
-----------------                  -------------------

                                Current           Requested
                                -------           ---------

Mass. Electric                  $150,000,000      $150,000,000
--------------

Nantucket                       $  5,000,000      $  5,000,000
---------

Narragansett                    $100,000,000      $100,000,000
------------

Mass. Hydro                     $ 25,000,000      $ 25,000,000
-----------

NEP                             $375,000,000      $375,000,000
---

NEPSCO                          $ 25,000,000      $ 12,000,000
------


     The proceeds from the proposed borrowings are to be used (i) to pay then outstanding notes initially issued to banks and/or dealers in commercial paper and/or borrowings from the Money Pool, (ii) to provide new money for capitalizable expenditures and/or to reimburse the treasury therefor, and
(iii) for other corporate purposes relating to ordinary business operations, including working capital and the financing of construction and property acquisitions.

     The Financial Statements 3(a) through 3(f), Sources and Applications of Funds and Capitalization, show the expected short-term borrowing requirements for the Borrowing Companies through December 31, 2001. Mass. Hydro is a special purpose company formed to own and operate the electric transmission interconnection with Hydro Quebec and may need short-term borrowing authority so that it may act quickly in response to unexpected emergencies such as catastrophic damage to the transmission facilities in addition to its expected short-term borrowing requirements shown in the Sources and Applications of Funds and Capitalization. Therefore, Mass. Hydro requests continued authorization to borrow amounts not exceeding $25 million to be outstanding at any one time.

     Neither NEES nor any of its subsidiaries has an ownership interest in an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO") as defined in Sections 32 and 33 of the Act. Additionally, neither NEES nor any subsidiary thereof is a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO. NEES and its subsidiaries shall comply with the requirements of Rule 53 of the Act in connection with EWG and FUCO acquisitions and financings. Monies from the borrowings hereunder shall not be used, directly or indirectly, to invest in, or otherwise acquire an interest in the business of, any EWGs or FUCOs.


Borrowings from and Loans to the Money Pool
-------------------------------------------

     The Borrowing Companies propose to reduce their need for outside borrowing through the continued use of the Money Pool. Under the Money Pool, surplus funds that may be available from day to day in the treasuries of the Participating Companies are used to make loans to the Borrowing Companies in need of short-term funds. The rate will be 108% of the monthly average of the rate for high grade 30-day commercial paper sold through dealers by major corporations as published in the "Wall Street Journal". Although there are no stated maturities, the loans made by the Money Pool are payable on demand, and may be prepaid by the borrower without penalty. Borrowings may, but need not be, evidenced by notes. Borrowings will be available first to the wholly owned subsidiaries of NEES (The Group I Borrowers). Thereafter, if the Money Pool still has additional funds, these will be available to the non-wholly owned subsidiaries of NEES (The Group II Borrowers) before external investments are made. All funds borrowed by the Group II Borrowers will be used for their own internal financing and will not be loaned to stockholders. Each member determines each day, on the basis of cash flow projections, the amount of surplus funds it has available for investment in the Money Pool.
The surplus funds are transferred to a NEPSCO account. NEPSCO administers and maintains, as agent, the Money Pool for the member companies. The current terms of the Money Pool (authorized in Commission's File No. 70-8675) are shown in Exhibit G.

Borrowings from Banks
---------------------

     The proposed borrowings by the Borrowing Companies from banks will be evidenced by notes maturing in less than one year from the date of issuance. The Borrowing Companies will negotiate with the banks the interest costs of such borrowings. The Borrowing Companies pay fees to the banks in lieu of compensating balance arrangements. The effective interest cost of borrowings from a bank will not exceed the greater of the bank's base or prime lending rate, or the rate published in the "Wall Street Journal" as the high federal funds rate, plus, in either case, one percent. Based on the current base lending rate of 8.50% and an equivalent or lower high federal funds rate, the effective interest costs of such a borrowing today would not exceed 9.50% per annum.

     Certain of such borrowings may be without prepayment privileges.
Payment of any short-term promissory notes prior to maturity will be made on the basis most favorable to the Borrowing Companies, taking into account fixed maturities, interest rates, and any other relevant financial considerations.

     The Borrowing Companies have made arrangements with certain banks for lines of credit, for various purposes, including support of commercial paper.

Sale of Commercial Paper to Dealers
-----------------------------------

     Mass. Electric, Narragansett, and NEP (the CP Issuers) propose to issue and sell commercial paper directly to one or more nationally recognized commercial paper dealers (CP Dealer). Initially the CP Dealer will be CS First Boston Corporation and/or Merrill Lynch Money Markets Incorporated, but this may change as warranted.

     The commercial paper so issued and sold will satisfy the requirements of
Section 3(a)(3) of the Securities Act of 1933 and be in the form of unsecured promissory notes having varying maturities of not in excess of 270 days. Actual maturities will be determined by market conditions, the effective interest cost to the issuer, and the issuer's cash requirements at the time of issuance. The commercial paper will be in denominations of not less than $50,000. The terms of the commercial paper will not provide for prepayment prior to maturity. The commercial paper will be purchased by the CP Dealer from the issuer at a discount which will not be in excess of the discount then prevailing for commercial paper of comparable quality and maturity which is sold by public utility issuers to commercial paper dealers. The CP Dealer will initially reoffer the commercial paper at a discount rate not more than 1/8 of 1% per annum less than the prevailing discount rate to the issuer.

     The effective interest cost to the issuer of commercial paper will generally not exceed the effective interest cost of the base lending rate at BankBoston (formerly The First National Bank of Boston). However, the effective interest cost of such paper is based on the supply of, and demand for, that and similar paper at the time of sale. Specifically, on several previous occasions short-term money markets have become very volatile during brief periods of extraordinary demand, and the interest costs of commercial paper have exceeded bank base rates. Bank borrowing agreements, under which the CP Issuers must borrow as an alternative to selling commercial paper, generally provide that the interest rate of such borrowings shall be the then current money market rate. Although under the described circumstances the interest cost of commercial paper may exceed the bank base rate, it may still be less than the alternative money market rates at which the CP Issuers would otherwise then be forced to borrow. Likewise, the CP Issuers may be able to negotiate a shorter borrowing period in the commercial paper market than from banks. Because such volatile market conditions usually exist for brief periods, it is not anticipated that any sale of commercial paper with interest costs in excess of bank base rates would have a significant marginal impact on the annual interest cost of the CP Issuers. Therefore, while it is not anticipated that the effective annual cost of borrowing through commercial paper will exceed the annual base rate borrowing from BankBoston, in order to obtain maximum flexibility during the periods described above, commercial paper may be issued with a maturity of not more than 90 days with an effective cost in excess of the then-existing lending rate.

     The CP Issuers will issue commercial paper or borrow from banks if there are not sufficient surplus funds available from the Money Pool to meet their needs. The decision to borrow from banks or issue commercial paper will be based on the cost of such funds and their availability for the anticipated borrowing period.

Filing of Certificates of Notification
--------------------------------------

     Within 45 days after the end of each calendar quarter, the Participating Companies will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the names of the borrowers, and for each borrower, the dates and amounts of all new money borrowings, whether by issuance of notes to banks, or by sale of commercial paper (including money borrowed from banks to pay the Money Pool or CP Dealers, or borrowed from the Money Pool to pay banks or CP Dealers, or borrowed by sale of commercial paper to pay the Money Pool or banks), the names of the lenders, the maximum concurrent amount of notes outstanding to banks, the Money Pool and CP Dealers, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include, with respect to the issue and sale of commercial paper, the effective interest cost for such promissory note issued as commercial paper. The final certificate of notification will be accompanied by the required past tense opinion of counsel.


Item 2.  Fees, Commissions and Expenses
---------------------------------------

      Based upon the existing lines of credit at June 30, 1997, the annualized cost of the fees to banks described in "Borrowings from Banks", above, would be $497,000. If the same lines were maintained over the four year requested authority, the total of these fees would be $1,988,000. There are no other fees or commissions, other than filing fees, to be paid in connection with the proposed transactions; incidental services will be performed by NEPSCO at the actual cost thereof. NEPSCO is an affiliated service company operating pursuant to Section 13 of the Act and the Commission's rules thereunder. The cost of such services is estimated not to exceed $550 for each of the parties to this Application/Declaration or an aggregate of approximately $6,000, of which it is estimated $1,000 will be incurred by the Executive and Administrative Department, $2,500 by the Corporate Department (including attorneys), and $2,500 by the Treasury Department (including accountants). The only other expense to be borne by each of the companies is their pro rata share of the $2,000 filing fee under the Act. Based on the foregoing assumptions, the total fees, commissions, and expenses will be $1,996,000.


Item 3.  Applicable Statutory Provisions
----------------------------------------

(1) The issuance of notes to banks by Mass. Electric, Nantucket, Narragansett, Mass. Hydro, NEP, and NEPSCO: Sections 6(a) and 7 of the Act.

(2) The issue and sale of notes by Mass. Electric, Narragansett, and NEP to CP Dealers: Section 6(a) and 7 of the Act.

(3) Borrowings from the Money Pool by Mass. Electric, Nantucket, Narragansett, Mass. Hydro, NEP, and NEPSCO: Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 43 and 45.

(4) Loans to the Money Pool: Section 9(a), 10, and 12 of the Act; and exempted from Rule 45(a) by subparagraph (b) (1) thereof.

(5)   Investments by the Money Pool:  Section 9(a), 10, and 12 of the Act.

(6) The payment of indebtedness to third parties is exempted from Sections 9(a) and 10 by Rule 42.

(7) The issuance of Notes to banks and borrowings from the Money Pool by Granite, NEET, and NH Hydro are exempted from Sections 6(a) and 7 of the Act by Rule 52.


Item 4.  Regulatory Approval
----------------------------

      The New Hampshire Public Utilities Commission (NHPUC) has jurisdiction over the proposed issuance of short-term promissory notes by Granite, NEP, NEET, and NH Hydro. The NHPUC has authorized Granite, NEP, NEET, and NH Hydro to incur short-term indebtedness in amounts not exceeding $10 million, $375 million, $10 million and $25 million outstanding at any one time, respectively.

      The Massachusetts Department of Public Utilities (MDPU) has jurisdiction over the lending of funds by Mass. Electric, Mass. Hydro, Nantucket, and NEP. Mass. Electric, Mass. Hydro, Nantucket, and NEP have been authorized by the MDPU to participate in the Money Pool on its current terms.

      No other state or Federal commission (other than the Securities and Exchange Commission) has jurisdiction over the proposed transactions.


Item 5.  Procedure
------------------

      It is requested that the Commission take action with respect to this Application/Declaration without a hearing being held and that an order allowing this Application/Declaration to become effective on October 22, 1997, or as soon as practicable.

      The companies (i) do not request a recommended decision by a hearing officer, (ii) do not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specify that the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and
(iv) hereby request that there be no 30-day waiting period between the date of issuance of the Commission's Order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements
------------------------------------------

(a)   Exhibits

D-1(a)   Petition of Mass. Electric, Mass. Hydro, and NEP to the
         Massachusetts Department of Public Utilities.

     Incorporated herein by reference to Exhibit D-1(a) (2)
     (File No. 70-7765).

D-1(b) Offer of Settlement (concerning Nantucket) filed with Massachusetts Department of Public Utilities

     Incorporated herein by reference to Exhibit D-1
       (File No. 70-8675).

D-1(c)   Petition of Granite to the New Hampshire Public
         Utilities Commission

     Incorporated herein by reference to Exhibit D-1(b) (1)
     (File No. 70-7535).

D-1(d)   Petition of NEP to the New Hampshire Public Utilities
         Commission.

     Incorporated herein by reference to Exhibit D-1(c)(ii)
     (File No. 70-8261).

D-1(e)   Petition of NEET to the New Hampshire Public Utilities
         Commission.

     Incorporated herein by reference to Exhibit D-1
     (File No. 70-7213).

D-1(f)   Petition of NH Hydro to the New Hampshire Public
         Utilities Commission

     Incorporated herein by reference to Exhibit D-2(a)
     (File No. 70-7821).

D-2(a)   Certified copy of the order of the Massachusetts
         Department of Public Utilities with respect to Mass.
         Electric, Mass. Hydro and NEP.

     Incorporated herein by reference to Exhibit D-2(a)(2)
     (File No. 70-7765).

D-2(b) Certified copy of the Order of the Massachusetts Department of Public Utilities with respect to Nantucket.

     Incorporated herein by reference to Exhibit D-1(a)
       (File No. 70-8675).

D-2(c) Certified copy of the order of the New Hampshire Public Utilities Commission with respect to Granite.

     Incorporated herein by reference to Exhibit D-2(b)(1)
     (File No. 70-7535).

D-2(d)   Certified copy of the order of the New Hampshire Public
         Utilities Commission with respect to NEP.

     Incorporated herein by reference to Exhibit D-2(c)(ii)
     (File No. 70-8261)

D-2(e)   Certified copy of the order of the New Hampshire Public
         Utilities Commission with respect to NEET.

     Incorporated herein by reference to Exhibit D-2
     (File No. 70-7213).

D-2(f)   Certified copy of the order of the New Hampshire Public
         Utilities Commission with respect to NH Hydro.

     Incorporated herein by reference to Exhibit D-2
     (File No. 70-7839).

*F   Opinion of Counsel.

G    Current Terms of the NEES Money Pool.

     Incorporated herein by reference to Exhibit G-1
     (File No. 70-8675).

H    Proposed Form of Notice

*To be supplied by amendment.

(b)  Financial Statements

1 Balance Sheets of NEES and of NEES and Subsidiaries Consolidated, Granite, Mass. Electric, Nantucket, Narragansett, NERC, NEET, NEEI, Mass. Hydro, NH Hydro, NEP, and NEPSCO as of June 30, 1997.

     The proposed transactions will have no material effect on the Balance Sheets of NEES or of NEES and Subsidiaries Consolidated, Granite, Mass. Electric, Nantucket, Narragansett, NERC, NEET, NEEI, Mass. Hydro, NH Hydro, NEP, and NEPSCO; pro forma statements, therefore, are omitted.

2 Statements of Income and Retained Earnings of NEES and NEES and Subsidiaries Consolidated, Granite, Mass. Electric, Nantucket, Narragansett, NERC, NEET, NEEI, Mass. Hydro, NH Hydro, NEP, and NEPSCO for the twelve months ended June 30, 1997 on an actual basis.

     Because the amount of short-term debt may fluctuate widely during any period, it is not practicable to give the pro forma effect of the proposed transactions.

3 Estimated Sources and Applications of Funds and Capitalization for each of the Borrowing Companies:

     3(a)     Mass. Electric

     3(b)     Nantucket

     3(c)     Narragansett

     3(d)     NEP

     3(e)     Mass. Hydro

     3(f)     NEPSCO

     Since the date of the Balance Sheets, there have been no material changes which were not in the ordinary course of business.

Financial Data Schedules are being filed for each company.


Item 7.  Information as to Environmental Effects
------------------------------------------------

     The proposed transactions do not involve a major Federal action significantly affecting the quality of the human environment.

                            SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this statement to be signed on its behalf, as indicated, by the undersigned officers thereunto duly authorized by each such company.

                    NEW ENGLAND ELECTRIC SYSTEM
                    MASSACHUSETTS ELECTRIC COMPANY
                    NEW ENGLAND POWER COMPANY
                    NEW ENGLAND POWER SERVICE COMPANY


                        s/Michael E. Jesanis
                    By
                       Michael E. Jesanis, Treasurer


                    NANTUCKET ELECTRIC COMPANY
                    NARRAGANSETT ENERGY RESOURCES COMPANY
                    NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
                    NEW ENGLAND ENERGY INCORPORATED
                    NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC. NEW ENGLAND HYDRO-TRANSMISSION CORPORATION


                        s/John G. Cochrane
                    By
                       John G. Cochrane, Treasurer


                    GRANITE STATE ELECTRIC COMPANY
                    THE NARRAGANSETT ELECTRIC COMPANY


                        s/John G. Cochrane
                    By
                       John G. Cochrane, Assistant Treasurer


DATE: August 18, 1997

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.